Exhibit 99(a)(5)(B)

ATK to Extend Offer to Repurchase 2.75% Convertible Notes due 2024, Upon the Election of Holders

Media Contact:	Investor Contact:
Bryce Hallowell	Jeff Huebschen
Phone: 952-351-3087	Phone: 952-351-2929
E-mail: bryce.hallowell@atk.com	E-mail: jeff.huebschen@atk.com

MINNEAPOLIS, July 31, 2009 -- Alliant Techsystems (NYSE: ATK) announced today that its offer to the holders of its 2.75% Convertible Senior Subordinated Notes due 2024 to surrender their notes for repurchase is being extended to 11:59 p.m. Eastern Daylight Time (EDT), on August 14, 2009.

As a result, in order to surrender the notes for repurchase, a Company Repurchase Election must be delivered to The Bank of New York Mellon Trust Company, N.A., the trustee and paying agent for the notes, no later than 11:59 p.m. Eastern Daylight Time (EDT), on August 14, 2009. The holders of notes complying with the transmittal procedures of The Depository Trust Company need not submit a physical Company Repurchase Election to The Bank of New York Mellon Trust Company.  The holders may withdraw any notes previously surrendered for repurchase at any time no later than 11:59 p.m., EDT, on August 14, 2009.  All other terms and conditions of the offer remain unchanged.

As of the date hereof, $35,000 in aggregate principal amount of notes have been tendered and not withdrawn.

This press release does not constitute an offer to purchase the notes.  The offer to repurchase is made solely by ATK’s “Company Repurchase Notice to the Holders of Alliant Techsystems Inc. 2.75% Convertible Senior Subordinated Notes due February 15, 2024” dated July 20, 2009.

ATK is a premier aerospace and defense company with more than 18,000 employees in 22 states, Puerto Rico and internationally, and revenues in excess of $4.7 billion. News and information can be found on the Internet at www.atk.com.

Certain information discussed in this press release constitutes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Although ATK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those factors are:  assumptions related to the repurchase of the 2.75% Convertible Senior Subordinated Notes.  ATK undertakes no obligation to update any forward-looking statements. For further information on factors that could impact ATK, and statements contained herein, please refer to ATK's most recent Annual Report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K filed with the U.S. Securities and Exchange Commission.